Klondex Generates 2015 Operating Cash Flow of $47.4 million, Increases Cash Balance by 30%, and Targets 16% Increase In 2016 GEO Production
Vancouver, BC - March 23, 2016 - Klondex Mines Ltd. (TSX: KDX; NYSE MKT: KLDX) ("Klondex", the "Company", "we", "our", or "us") is pleased to announce its operational and financial results for the fourth quarter and full year of 2015 as well as recent 2016 developments. This release should be read in conjunction with our 2015 audited financial statements and related management's discussion & analysis ("MD&A"), which are available on our website (www.klondexmines.com), on SEDAR (www.sedar.com), and on EDGAR (www.sec.gov). All dollar amounts included in this press release are expressed in thousands of United States dollars, unless otherwise noted, and are based on our financial statements and MD&A, which has been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board.
Full Year 2015 Highlights

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Health, Safety, and Environmental - No lost-time injuries and have now operated 1,173 days (~3.2 years) at Fire Creek and 450 days (~1.2 years) at our Midas mine and ore milling facility ("Midas") without a lost-time injury. Environmental assessment approved by the BLM after year-end allows Fire Creek to advance its mining and exploration activities, including construction of a new waste rock storage facility.

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Cash Flows and Liquidity - 2015 cash balance increased by $13.6 million, or 29.9%, to $59.1 million. The Company prepaid in full $17.6 million of principal on the 11.0% senior secured notes ("Senior Notes") with the proceeds received from its September public offering.

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Ounces Sold and Revenues - Sold 133,084 GEOs, consisting of 110,058 gold ounces and 1,708,548 silver ounces. Record revenue of $155.2 million based on average selling prices per gold and silver ounce of $1,166 and $15.72, respectively. Full year 2015 net income was $22.5 million, or $0.17 per share - basic.

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Production and Performance Measures - Produced 127,527 GEOs, a 21% increase from 2014. 2015 production exceeded our original guidance and was slightly below our revised outlook due to heavy December snowfall at the Midas mill. Significant margins from operations with production cash costs of $626 per GEO sold and all-in sustaining costs of $786 per gold ounce sold.

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Mine Operating Statistics - Milled 261,288 ore tons, a 52% increase from 2014, as we work toward filling the Midas mill to capacity. Annual averages for select metrics were: 716 ore tons milled per day, 0.43 oz/ton gold mill head grade, 6.66 oz/ton silver mill head grade, 0.52 oz/ton GEO mill head grade.

Fourth Quarter 2015 Highlights

•	Cash Flows and Liquidity - Operating cash flows of $10.8 million achieving a cash balance of $59.1 million for the fourth quarter and year-end.

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Ounces Sold and Revenues - Sold 33,600 gold equivalent ounces ("GEOs"), consisting of 28,221 gold ounces and 406,129 silver ounces. Revenue totaled $37.2 million from average selling prices per gold and silver ounce of $1,106 and $14.64, respectively. Fourth quarter net income was $6.4 million, or $0.05 per share - basic.

•	Production and Performance Measures - Produced 30,249 GEOs at production cash costs of $593 per GEO sold, a 5% decrease from the $621 per GEO sold in the third quarter.

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Mine Operating Statistics - Milled 69,568 ore tons. Quarterly averages for select metrics were: 756 ore tons milled per day, 0.41 oz/ton gold mill head grade, 5.36 oz/ton silver mill head grade, 0.48 oz/ton GEO mill head grade.

Recent 2016 Developments

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Acquisition of Rice Lake - On January 22, 2016, we acquired the Rice Lake mine and mill located near Bissett, Manitoba, Canada for $32.0 million. This acquisition represents an important opportunity to strategically and responsibly grow our business in a mining friendly jurisdiction while leveraging our technical expertise in narrow-vein underground mining.

•	Secured Revolving Facility - On March 23, 2016, we entered into a $25.0 million secured revolving facility agreement with Investec Bank PLC, thereby strengthening our financial position and liquidity.

Paul Andre Huet, President and Chief Executive Officer said, “2015 was a record year for Klondex in many ways. Our production continues to grow while our production cash costs continue to decrease, generating significant operating cash flow to fuel our business.  We ended the year with approximately $60 million in cash, a 30% increase from the end of last year, and another $19 million in inventory. Additionally, in March 2016, we successfully secured a $25 million revolving credit facility at competitive rates, further demonstrating the strength of our balance sheet. We're well positioned to continue to grow our business in the future, targeting 16% greater production in 2016 at similar production costs, which we expect will once again result in significant free cash flow for our shareholders.”
2016 Full Year Outlook
Nevada Operations
We expect to continue to grow our Nevada operations in 2016 with a targeted 16% increase in total production over 2015 actuals while our production cash costs per GEO sold are expected to remain at comparable levels as we maintain our focus on consistently mining profitable ounces. 2016 GEO production is expected to increase from the first quarter to the fourth quarter as we increase our mining rates and throughput at the Midas mill during the year. Targeted annual GEO production is expected to be weighted approximately 40%-45% in the first half of 2016 and 55%-60% in the second half of 2016. 2016 capital expenditures projection have increased slightly from the prior year actual to $50.0 million, with approximately 60% projected to be spent at Fire Creek, 30% projected to be spent at Midas, and 10% projected to be spent at the Midas mill. Of the 2016 capital expenditure estimate, approximately $12.3 million is expected to be spent on drilling and exploration.

	Fire Creek		Midas		Total
2016 Guidance	Low	High	Low	High	Low	High
Gold equivalent ounces produced(1)	97,000	100,000	48,000	50,000	145,000	150,000
Production cash costs per GEO sold(1)(2)	$450	$500	$850	$900	$600	$650
All-in sustaining costs per gold ounce sold(2)					$850	$900
All-in costs per gold ounce sold(2)					$950	$1,000
Capital expenditures on mineral properties, plant and equipment	$28,000	$30,000	$17,000	$20,000	$45,000	$50,000
(1)  Gold equivalent measures are the gold measure plus the silver measure divided by a GEO ratio. GEO ratios are computed by dividing the projected average realized gold price per ounce by the projected average realized silver price per ounce expected to be received by us in 2016.

(2) See Non-IFRS Performance Measures section in this Press Release.
Rice Lake Project
Due to the fact that Rice Lake is a fully permitted, previously producing mining complex, we expect an efficient and straightforward process to identify the most profitable and responsible program to advance the project. We have retained a portion of the existing site workforce, including members of the team who will be integral in developing a right-sized mine plan, capable of generating free cash flow (if a production decision is made). Efforts and activities at Rice Lake will be executed based on best in class health, safety, and environmental practices consistent with the Company's core values.
It is our expectation that there is substantial value and upside potential in a variety of areas at the Rice Lake property, and our 2016 goals will therefore include the following:

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Mineral resources - Develop a new mineral resource estimate that includes both historical and new drill results. New drill results will be based on priority targets and zones which we believe can contribute to a quality mineral resource estimate.

•	Mine Plan - Generate a detailed mine plan that optimizes the ore body, subsequent to the completion of a new mineral resource estimate.

•	Exploration - Commence a small-scale, selective exploration campaign to improve our understanding of, and to identify mineralization (if any) in, areas close to existing underground workings.

•	Gold in tailings - Assess the potential to recover gold in tailings through sonic drilling, assaying, and metallurgical testing.

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Site infrastructure and equipment - Perform a thorough assessment of site facilities, infrastructure, underground workings, and mobile equipment and refurbish as needed. Identify and transfer any excess pieces of equipment to our Nevada operations as appropriate.

•	Production decision - Upon completion of the above, we expect to be in a position to make a formal decision in the second half of 2016 as to whether to commence production.

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Consolidated Financial Results of Operations

	Year ended December 31,
	2015	2014	2013
Revenues	$155,162	$110,005	$—
Cost of sales
Production costs	83,299	54,205	—
Depreciation and depletion	29,643	23,153	—
Gross profit	42,220	32,647	—
General and administrative expenses	12,396	9,014	4,464
Loss on equipment disposal	351	—	—
Income from operations	29,473	23,633	(4,464)
Business acquisition costs	(337)	(2,050)	(766)
Gain (loss) on derivative, net	124	3,302	(8,352)
Finance charges, net	(7,689)	(8,771)	—
Loss on extinguishment of senior notes	(2,132)	—	—
Foreign currency gain, net	14,869	8,100	57
Other, net	—	(744)	—
Income (loss) before tax	34,308	23,470	(13,525)
Income tax expense	11,780	6,980	—
Net income (loss)	$22,528	$16,490	$(13,525)

Net income (loss) per share - basic	$0.17	$0.14	$(0.20)
During 2015, Fire Creek and Midas together sold 110,058 gold ounces and 1,708,548 silver ounces. Revenues, Production costs, and Depreciation and depletion increased during 2015 as the Midas acquisition was completed in February 2014, after which we began increasing production at both Midas and Fire Creek (2015 was our first full year of production). Increases in Revenues in 2015 from higher ounce volumes were partially offset by lower average realized selling prices (2015 gold and silver prices per ounce of $1,166 and $15.72, respectively, compared to 2014 gold and silver prices per ounce of $1,310 and $18.47, respectively). General and administrative expenses increased in 2015 due to increased staff levels at the corporate office and additional legal, regulatory, and listings fees from our NYSE MKT listing. Finance charges were primarily related to the Senior Notes (which were fully repaid) and effective interest on the gold purchase agreement. We recorded a $2.1 million Loss on extinguishment of senior notes when we prepaid in full $17.6 million of principal on our Senior Notes.
Liquidity and Capital Resources

	Year ended December 31,
	2015	2014
Net cash provided by operating activities	$47,427	$29,999
Net cash used in investing activities	(35,790)	(106,257)
Net cash provided by financing activities	3,739	110,372
Effect of foreign exchange on cash balances	(1,767)	(1,327)
Net increase in cash	13,609	32,787
Cash, beginning of period	45,488	12,701
Cash, end of period	$59,097	$45,488
We generated $47.4 million of net operating cash flows which was more than $45.6 million of capital expenditures included in the $35.8 million of net cash used in investing activities. We received net proceeds from an equity offering of $18.7 million, which were used to repay the Senior Notes principal balance of $17.6 million, significantly improved our liquidity and financial position.
Our cash balance increased by 29.9%, to $59.1 million, and our working capital increased by 29.3%, to $62.4 million, from December 31, 2014 to December 31, 2015.

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Consolidated 2015 Quarterly Operational Results

	2015				Year ended December 31, 2015	Year ended December 31, 2014
Mine operations	Q1	Q2	Q3	Q4			Change
Ore tons milled	57,664	63,059	70,997	69,568	261,288	171,844	89,444
Average gold mill head grade (oz/ton)	0.50	0.45	0.39	0.41	0.43	0.51	(0.08)
Average silver mill head grade (oz/ton)	6.78	8.00	6.65	5.36	6.66	8.34	(1.68)
Average gold equivalent mill head grade (oz/ton)(1)	0.60	0.56	0.48	0.48	0.52	0.63	(0.11)
Average gold recovery rate (%)	94.0%	94.4%	94.1%	91.0%	93.4%	94.0%	(0.6%)
Average silver recovery rate (%)	90.7%	93.6%	94.0%	89.8%	92.3%	95.2%	(2.9%)
Gold produced (ounces)	27,225	26,552	26,300	25,816	105,893	86,239	19,654
Silver produced (ounces)	354,455	472,473	443,576	334,722	1,605,226	1,365,586	239,640
Gold equivalent produced (ounces)(1)	32,203	33,007	32,068	30,249	127,527	105,500	22,027
Gold sold (ounces)	27,135	26,768	27,934	28,221	110,058	70,661	39,397
Silver sold (ounces)	304,557	543,251	454,611	406,129	1,708,548	1,117,288	591,260
Gold equivalent sold (ounces)(1)	31,412	34,189	33,846	33,600	133,084	86,420	46,664
Revenues and realized prices							—
Gold revenue (000s)	$32,907	$32,476	$31,715	$31,214	$128,312	$89,366	$38,946
Silver revenue (000s)	5,184	8,999	6,721	5,946	26,850	20,639	6,211
Total revenues (000s)	$38,091	$41,475	$38,436	$37,160	$155,162	$110,005	$45,157
Average realized gold price ($/oz)	$1,213	$1,213	$1,135	$1,106	$1,166	$1,310	$(144)
Average realized silver price ($/oz)	$17.02	$16.57	$14.78	$14.64	$15.72	$18.47	$(2.75)
Non-IFRS Measures
Production cash costs per gold ounce sold on a by-product basis(2)	$607	$437	$512	$496	$513	$492	$21
Production cash costs per GEO sold(2)	$689	$605	$621	$593	$626	$645	$(19)
All-in sustaining costs per gold ounce sold(2)	$788	$595	$858	$887	$786	$811	$(25)
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this Press Release for additional detail.

(2) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this Press Release for additional detail.

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Fourth Quarter 2015 Summary Operational Results

	Three months ended December 31, 2015			Nine months ended September 30, 2015	Year ended December 31, 2015
Mine operations	Fire Creek	Midas	Total
Ore tons milled	23,250	46,318	69,568	191,720	261,288
Average gold mill head grade (oz/ton)	0.93	0.14	0.41	0.44	0.43
Average silver mill head grade (oz/ton)	1.25	7.42	5.36	7.13	6.66
Average gold equivalent mill head grade (oz/ton)(1)	0.95	0.24	0.48	0.54	0.52
Average gold recovery rate (%)	91.1%	90.7%	91.0%	94.2%	93.4%
Average silver recovery rate (%)	90.0%	89.8%	89.8%	92.9%	92.3%
Gold produced (ounces)	19,757	6,059	25,816	80,077	105,893
Silver produced (ounces)	26,058	308,664	334,722	1,270,504	1,605,226
Gold equivalent produced (ounces)(1)	20,086	10,052	30,249	97,269	127,527
Gold sold (ounces)	22,337	5,884	28,221	81,837	110,058
Silver sold (ounces)	23,223	382,906	406,129	1,302,419	1,708,548
Gold equivalent sold (ounces)(1)	22,630	10,838	33,600	99,461	133,084
Revenues and realized prices
Gold revenue (000s)	$24,533	$6,681	$31,214	$97,098	$128,312
Silver revenue (000s)	322	5,624	5,946	20,904	26,850
Total revenues (000s)	$24,855	$12,305	$37,160	$118,002	$155,162
Average realized gold price ($/oz)	$1,098	$1,135	$1,106	$1,186	$1,166
Average realized silver price ($/oz)	$13.87	$14.69	$14.64	$16.05	$15.72
Non-IFRS Measures
Production cash costs per gold ounce sold on a by-product basis(2)	$392	$889	$496	$519	$513
Production cash costs per GEO sold(2)	$401	$1,002	$593	$637	$626
All-in sustaining costs per gold ounce sold(2)	n/a	n/a	$887	$750	$786
(1)  Gold equivalent ounces produced (or gold equivalent grades per ton) are the gold ounces produced (or gold grades) plus the silver ounces produced (or silver grades) divided by a GEO ratio. GEO ratios are computed by dividing the average realized gold price per ounce by the average realized silver price per ounce received by us in the respective period and match the ratios used to determine the production cash costs per GEO sold. Refer to the Non-IFRS Measures section of this Press Release for additional detail.

(2) This is a non-IFRS measure; refer to the Non-IFRS Performance Measures section of this Press Release for additional detail.
On a consolidated basis, Fire Creek and Midas's 2015 results included the sale of 133,084 GEOs, consisting of 110,058 gold ounces and 1,708,548 silver ounces, as higher second half production from Fire Creek due to increased tons and consistent grades was offset by lower second half production from Midas due to lower grades associated with the mining sequence. To lessen the impact of Midas's lower grades on our planned consolidated ounce production, we increased the tons milled from both Midas and Fire Creek in the second half. GEOs produced during the end of the fourth quarter were slightly tempered by heavy snowfall at the Midas mill which deferred the processing of certain mined ore tons into 2016. Fourth quarter recovery rates include the effects of our annual stockpile inventory reconciliation, which resulted in downward ounce adjustments. Our 2015 per ounce costs were well below average realized gold prices and continued to generate significant cash margins.
Fire Creek performed well and as planned during 2015, with an average daily milling rate of approximately 237 tons per day (151 tons per day in 2014). Our gold production increased during 2015 due to higher tons milled as we had access to additional working faces, including the ability to longhole stope in the second half of the year in the Karen, Hui Wu, and Joyce veins, which accounted for approximately 15% of the ore tons mined during 2015. The longhole stoping program improved our second half production rates and costs from the first six months of 2015, while maintaining the 2015 average gold equivalent mill head grade. During 2015, we also had additional pieces of equipment in our mobile fleet which allowed us to increase our mining rate over 2014.
During 2015, with an average daily milling rate of approximately 479 tons per day (320 tons per day in 2014), we were able to increase the GEOs produced at Midas despite lower average GEO grades. When including ore processed from Fire Creek, the Midas mill's daily average processing rate peaked at 772 tons per day during the third quarter of 2015. During 2015, lower second half metal grades were associated with the required mining sequences as we advanced the

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ore development in the high-grade 905 vein by an additional 300 feet due to the discovery of high-grade south extensions into previously unrecognized mineralized material. This resulted in mining areas with lower grades which decreased production levels compared to the first half of 2015. Although near-term production mining activities will continue to support the mine plan, we expect our average GEO grades to remain at second half 2015 levels (or decrease) until more historical mining areas and the recently discovered 505 vein are brought into production.
Webcast and Conference Call
Klondex will report its financial results for the fourth quarter and full year 2015 on Wednesday, March 23, 2016. A conference call and webcast will be held the following morning on Thursday, March 24, 2016 at 10:30am ET/7:30am PT. The conference call telephone numbers are listed below.
Canada & USA Toll Free Dial In: +1 800-319-4610
Toronto: +1 416-915-3239
International: +1 604-638-5340
Callers should dial in 5 to 10 minutes prior to the scheduled start time and ask to join the Klondex call. The webcast will be available on the Company's website or by clicking http://services.choruscall.ca/links/klondex20160324.html.
About Klondex Mines Ltd. (www.klondexmines.com)
We are a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. We have 100% interests in two producing mineral properties, the Fire Creek mine and the Midas mine and ore milling facility, both of which are located in the State of Nevada, USA, as well as the recently acquired Rice Lake mine and mill in Manitoba, Canada.
For More Information Contact:
John Seaberg
Senior Vice President, Investor Relations
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com
____________________________________________________________________________________________________________________________________________
Cautionary Note Regarding Technical Information and Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and U.S. securities legislation (collectively, "forward looking information"), including but not limited to information about current expectations on the timing and success of exploration and development activities, the timing and success of mining operations, the Company's ability to produce and sell gold and silver, the Company’s achievement of the full-year projections for ounce production, metal grades and production costs, the Company's ability to meet annual operations estimates, the ability to maintain average daily milling rates, the Company's capital addition expenditures, the Company's intention and ability to monetize mineralized material, the results of economic studies regarding the Company's mineral projects, the Company's financial conditions, the successful execution and project development at all of the Company's mines and projects, and related permitting. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.
Technical Information
Scientific and technical information in this press release has been reviewed and approved by Brian Morris, a "qualified person" within the meaning of NI 43-101.

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Non-IFRS Performance Measures
We have included the non-IFRS measures “Production cash costs per gold ounce sold on a by-product basis”, "Production cash costs per gold equivalent ounce sold", and “All‐in sustaining costs per gold ounce sold” in this press release and intend to adopt the non-IFRS measure "All-in costs per gold ounce sold" in 2016 (collectively, the "Non-IFRS Measures"). These Non-IFRS Measures are used internally to assess our operating and economic performance and to provide key performance information to management. We believe that these Non-IFRS Measures, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate our performance and ability to generate cash flows required to fund our business. These Non-IFRS Measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These Non-IFRS Measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to or consistent with measures used by other issuers or with amounts presented in our financial statements.
Our primary business is gold production and our future development and current operations primarily focus on maximizing returns from such gold production. As a result, our Non-IFRS Measures are calculated and disclosed on a per gold ounce basis.
Production Cash Costs Per Gold Ounce Sold on a By-product Basis
Production cash costs per gold ounce sold on a by-product basis presents our cash costs associated with the production of gold and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold ounce sold on a by-product basis is calculated on a per ounce of gold sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded), net of revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

	Three months ended December 31, 2015			Three months ended December 31, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Production costs	$9,078	$10,855	$19,933	$9,498		$10,171	$19,669
Less: silver by-product revenues	(322)	(5,624)	(5,946)	(365)		(6,494)	(6,859)
	8,756	5,231	13,987	9,133		3,677	12,810
Gold ounces sold(1)	22,337	5,884	28,221	21,612		4,660	26,272
Production cash costs per gold ounce sold on a by-product basis	$392	$889	$496	$423		$789	$488

	Year ended December 31, 2015			Year ended December 31, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Production costs	$37,394	$45,905	$83,299	$25,164		$29,041	$54,205
Less: silver by-product revenues	(1,284)	(25,566)	(26,850)	(1,026)		(19,613)	(20,639)
	36,110	20,339	56,449	24,138		9,428	33,566
Gold ounces sold(1)	81,080	28,978	110,058	54,474	(2)	13,748	68,222	(2)
Production cash costs per gold ounce sold on a by-product basis	$445	$702	$513	$443		$686	$492
(1) Includes ounces sold (if any) under the agreement dated as of March 31, 2011 and amended and restated as of October 4, 2011 between our indirect wholly-owned subsidiary, Klondex Gold & Silver Mining Company, and Waterton Global Value, L.P. (the "Gold Supply Agreement") and ounces delivered under the agreement dated February 11, 2014 between Klondex and Franco-Nevada GLW Holdings Corp. (the "Gold Purchase Agreement").

(2) Excludes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mine.
Production Cash Costs per Gold Equivalent Ounce Sold
Production cash costs per gold equivalent ounce sold presents our cash costs associated with the production of gold equivalent ounces and, as such, non-cash depreciation and depletion charges are excluded. Production cash costs per gold equivalent ounce sold is calculated on a per gold equivalent ounce sold basis, and includes all direct and indirect operating costs related to the physical activities of producing gold, including mining, processing, third-party refining expenses, on-site administrative and support costs, and royalties (State of Nevada net proceeds taxes are excluded). Gold equivalent ounces are computed as

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the number of silver ounces required to generate the revenue derived from the sale of one gold ounce, using average realized selling prices (table in thousands, except ounces sold and per ounce amounts):

	Three months ended December 31, 2015			Three months ended December 31, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Average realized price per gold ounce sold	$1,098	$1,135	$1,106	$1,227		$1,267	$1,234
Average realized price per silver ounce sold	$13.87	$14.69	$14.64	$17.07		$17.12	$17.12
Silver ounces equivalent to revenue from one gold ounce	79.2	77.3	75.5	71.9		74.0	72.1
Silver ounces sold	23,223	382,906	406,129	21,378		379,328	400,706
GEOs from silver ounces sold	293	4,954	5,379	297		5,126	5,558
Gold ounces sold(1)	22,337	5,884	28,221	21,612		4,660	26,272
Gold equivalent ounces	22,630	10,838	33,600	21,909		9,786	31,830
Production costs	$9,078	$10,855	$19,933	$9,498		$10,171	$19,669
Production cash costs per GEO sold	$401	$1,002	$593	$434		$1,039	$618

	Year ended December 31, 2015			Year ended December 31, 2014
	Fire Creek	Midas	Total	Fire Creek		Midas	Total
Average realized price per gold ounce sold	$1,156	$1,193	$1,166	$1,316		$1,273	$1,310
Average realized price per silver ounce sold	$15.77	$15.71	$15.72	$18.32		$18.48	$18.47
Silver ounces equivalent to revenue from one gold ounce	73.3	75.9	74.2	71.8		68.9	70.9
Silver ounces sold	81,441	1,627,107	1,708,548	56,015		1,061,273	1,117,288
GEO from silver ounces sold	1,111	21,438	23,026	780		15,403	15,759
Gold ounces sold(1)	81,080	28,978	110,058	54,474	(2)	13,748	68,222	(2)
Gold equivalent ounces	82,191	50,416	133,084	55,254		29,151	83,981
Production costs	$37,394	$45,905	$83,299	$25,164		$29,041	$54,205
Production cash costs per GEO sold	$455	$911	$626	$455		$996	$645
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement.
(2) Excludes 2,439 gold ounces ($3.0 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mine.
All-in Sustaining Costs per Gold Ounce Sold
All-in sustaining costs per gold ounce sold presents the full cost of gold production from our current operations; therefore, capital amounts related to expansion projects are excluded. Certain other cash expenditures, including State of Nevada net proceeds taxes, federal tax payments, and financing costs are also excluded. Our calculation of all-in sustaining costs per gold ounce sold is consistent with the June 2013 guidance released by the World Gold Council, a non-regulatory, non-profit market development organization for the gold industry.
We calculate our all-in sustaining costs per gold ounce sold on a consolidated basis as ore from both Fire Creek and Midas is processed at Midas and because general and administrative expenses are related to our mining operations as a whole. All-in sustaining costs per gold ounce sold includes all (1) direct and indirect operating cash costs related to the physical activities of producing gold, including mining, processing, third party refining expenses, on-site administrative and support costs, and royalties, (2) general and administrative expenses, (3) decommissioning provision accretion, and (4) sustaining capital expenditures, the total of which is reduced for revenues earned from silver sales (table in thousands, except ounces sold and per ounce amounts):

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	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Production costs	$19,933	$19,669	$83,299	$54,205
General and administrative expenses	3,144	2,266	12,396	9,014
Decommissioning provision accretion	103	192	402	458
Sustaining capital expenditures	7,809	3,718	17,205	12,285
Less: Silver revenue	(5,946)	(6,859)	(26,850)	(20,639)
	25,043	18,986	86,452	55,323
Gold ounces sold(1)	28,221	26,272	110,058	68,222	(2)
All-in sustaining costs per gold ounce sold	$887	$723	$786	$811
(1) Includes ounces sold (if any) under the Gold Supply Agreement and ounces delivered under the Gold Purchase Agreement.
(2) Excludes 2,439 gold ounces ($3.3 million in cash receipts) sold during the first quarter of 2014, the proceeds of which were used to reduce the carrying value of the Fire Creek mine.
We define sustaining capital expenditures as those costs which do not contribute to a material increase in annual gold ounce production over the next 12 months. As such, sustaining capital expenditures exclude amounts for certain exploration activities, underground mine development in which the production benefit will be primarily realized in periods greater than the next 12 months, certain capital expenditures at the corporate office, and permitting activities related to expansion efforts. The following table reconciles sustaining capital expenditures to our total capital expenditures (in thousands):

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
Sustaining capital expenditures	$7,809	$3,718	$17,205	$12,285
Expansion and non-sustaining expenditures	4,182	8,998	28,415	17,697
	$11,991	$12,716	$45,620	$29,982
All-in Costs per Gold Ounce Sold
All-in costs per gold ounce sold includes additional costs which reflect the varying costs of producing gold over the life-cycle of a mine. We calculate our all-in costs per gold ounce sold by beginning with the all-in sustaining costs total and adding non-sustaining (expansion) capital expenditures and other costs not related to current operations. We intend to adopt this measure during 2016 to report our performance against the targets we have listed in the 2016 Full Year Outlook section.

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